UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                               VAALCO ENERGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                    91851C201
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                            New York, New York 10005
                                 (212) 493-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 20, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13-d1(g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         91851C201                                                    2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         THE 1818 FUND II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,763,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    3

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,763,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    4

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         T. MICHAEL LONG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,763,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    5

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [_]
         (b)      [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

           NUMBER OF SHARES             -0-
          BENEFICIALLY OWNED    ------------------------------------------------
          BY EACH REPORTING     8       SHARED VOTING POWER
             PERSON WITH
                                        38,763,441
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        38,763,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,763,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No.         91851C201                                                    6


                  The undersigned hereby amend their Statement on Schedule 13D filed on May 1, 1998, as amended by Amendment No. 1 thereto dated as of May 27

1998 (the "Schedule 13D"), filed with the Securities and Exchange Commission in respect of the Common Stock, par value $.10 per share, of Vaalco Energy, Inc.,

on behalf of The 1818 Fund II, L.P., Brown Brothers Harriman & Co., T. Michael

Long and Lawrence C. Tucker. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the original Schedule 13D.

                  The information set forth in Schedule 13D is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER.

                  No change.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented by the addition of the following paragraph:

                  Schedule I to the original Schedule 13D is hereby amended to read in its entirety in the form attached as Schedule I hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Subordinated Credit Agreement dated as of June

10, 2002, and delivered as of June 20, 2002 (the "Credit Agreement"), by and

between the Company and the Fund, the Company delivered to the Fund on June 20,

2002, Warrants, dated as of June 10, 2002, to purchase 7,500,000 shares of

Common Stock at an exercise price of $0.50 per share, subject to adjustment in certain circumstances (the "Warrant"), in consideration for the Fund's making a loan to the Company of up to $10,000,000, all as more fully described in Item 6 below.

CUSIP No.         91851C201                                                    7


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by adding the

following paragraph at the end thereof:

                  Pursuant to the Credit Agreement, the Company issued to the

Fund, on June 20, 2002, the Warrant in consideration for the Fund making a loan to the Company of up to $10,000,000, all as more fully described in Item 6 below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and supplemented by the addition of the following:

                  (a)-(c) As of the date hereof, assuming the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date and the exercise of the Warrant held by the Fund into shares of Common

Stock, the Fund may be deemed to beneficially own 38,763,441 shares of Common

Stock, which, based on calculations made in accordance with Rule 13d-3(d)

promulgated under the Exchange Act and there being 20,744,569 shares of Common

Stock outstanding as of May 9, 2002 (as reported by the Company in its Form 10-Q for the quarter ended March 31, 2002 as filed with the Securities and Exchange

Commission on May 14, 2002), represents approximately 70.3% of the outstanding shares of Common Stock.

                  By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 38,763,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, and there being 20,744,569 shares of Common Stock outstanding as of May 9, 2002 (as reported by the Company in its Company's Form 10-Q for the quarter ended March

31, 2002 as filed

CUSIP No.         91851C201                                                    8


with the Securities and Exchange Commission on May 14, 2002), represents approximately 70.3% of the outstanding shares of Common Stock.

                  By virtue of the resolution adopted by BBH&Co. designating

Long and Tucker, or either of them, as the sole and exclusive partners of

BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of them may be deemed to beneficially own 38,763,441 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) promulgated under the

Exchange Act and there being 20,744,569 shares of Common Stock outstanding as of

May 9, 2002 (as reported by the Company in its Form 10-Q for the quarter ended

March 31, 2002 as filed with the Securities and Exchange Commission on May 14,

2002), represents approximately 70.3% of the outstanding shares of Common Stock.

                  Except as set forth herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I,

beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not

applicable to this filing.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

CUSIP No.         91851C201                                                    9


                  Pursuant to the Credit Agreement, until January 31, 2003, the

Fund has agreed to make one or more loans to the Company in an aggregate principal amount not to exceed $10,000,000, the proceeds of which are to be funded directly into an escrow account. The Company's obligation to repay is evidenced by a promissory note in an aggregate principal amount not to exceed

$10,000,000 at an initial interest rate of 10% (the "Note").

                  The Warrant, delivered to the Company on June 20, 2002, gives the Fund the right to purchase 7,500,000 validly issued, fully paid and nonassessable shares of the Common Stock at an exercise price of $0.50 per share, subject to adjustment in certain circumstances. The number of shares of

Common Stock subject to the Warrant and the exercise price are subject to anti-dilution adjustments. The Warrant may be exercised immediately, in whole or in part, at any time and from time to time until June 10, 2007 (the "Exercise

Period").

                  Pursuant to the Credit Agreement, the Company also issued to the Fund an additional warrant, dated June 10, 2002, and delivered on June 20,

2002 (the "Clawback Warrant"). The Clawback Warrant gives the Fund the right to purchase an additional 7,500,000 validly issued, fully paid and nonassessable shares of the Common Stock ("Clawback Warrant Shares") at an exercise price of

$0.50 per share, subject to adjustment in certain circumstances. The Clawback

Warrant may only be exercised during the period beginning on June 10, 2004 and ending on June 10, 2007. The number of Clawback Warrant Shares is subject to reduction if the Company repays all or a portion of the loans before specified time periods. The Clawback Warrant expires in 18 months if all was hereby repaid by sell date. The number of shares of Common Stock

CUSIP No.         91851C201                                                   10


subject to the Clawback Warrant and the excise price are subject to anit-dilution adjustments.

                  The Credit Agreement provides that if, by the second

anniversary of the first funding under the Credit Agreement, all the loans have not been repaid in full, the Company will issue to the Fund a warrant (the

"Additional Warrant") giving the Fund the right to purchase 7,500,000 validly issued, fully paid and nonassessable shares of the Common Stock, at an excise price of $0.10 per share subject to adjustments. The Additional Warrant will expire 7 years after the date of issuance. The number of shares of Common Stock subject to the Additional Warrant are subject to anti-dilution adjustments.

                  The foregoing summaries of the Credit Agreement, the Note, the

Warrant, the Clawback Warrant and Additional Warrant are qualified in their entirety by reference to Exhibits 1, 2, 3 and 4 which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Credit Agreement, dated as of June 10, 2002, among the Company and the Fund.

                  Exhibit 2: Note of the Company, in an aggregate principal amount not to exceed $10,000,000, dated as of June 10, 2001.

                  Exhibit 3:        Warrant of the Company, dated as of June 10,
                                    2002.

                  Exhibit 4: Clawback Warrant of the Company, dated as of June 10, 2002.

CUSIP No.         91851C201                                                   11


                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 24, 2002               THE 1818 FUND II, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:   Lawrence C. Tucker
                                        Title:  Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long

                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker

CUSIP No.         91851C201                                                   12


                                   SCHEDULE I
                                   ----------

                  Set forth below are the names and positions of all of the

general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005.

Unless otherwise indicated, each person listed below is a citizen of the United

States.

NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Timothy J. Connelly                     40 Water Street
                                        Boston, Massachusetts 02109

Douglas A. Donahue, Jr.                 40 Water Street
                                        Boston, Massachusetts 02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                          525 Washington Blvd.
                                        Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                       8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                      Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

Radford W. Klotz

CUSIP No.         91851C201                                                   13


NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------

Michael Kraynak, Jr.

Susan C. Livingston                     40 Water Street
                                        Boston, Massachusetts 02109

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

John P. Molner

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                     40 Water Street
                                        Boston, Massachusetts 02109

Jeffrey Schoenfeld

W. Carter Sullivan

Stokley P. Towles                       40 Water Street
                                        Boston, Massachusetts 02109

Andrew J. F. Tucker

Lawrence C. Tucker

William B. Tyree

Maarten van Hengal

Douglas C. Walker                       1531 Walnut Street
                                        Philadelphia, Pennsylvania

William J. Whelan                       40 Water Street
                                        Boston, Massachusetts 02109

Laurence F. Whittemore

Richard H. Witmer, Jr.